Exhibit 99.1

ParaZero Launches SafeAir M4 – Its Most Advanced Parachute
Recovery System, Now Compatible with DJI Matrice 4

New generation of parachute technology combines a completely new design, swappable parachute capsules and triple sensor redundancy to redefine drone safety

TEL AVIV, Israel, April 15, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace company focused on safety systems for commercial unmanned aerial systems and counter UAS systems, today announced the launch of its latest drone safety innovation – the SafeAir M4, its next-generation autonomous parachute recovery system now fully compatible with the DJI Matrice 4 series.

The SafeAir M4 represents the most advanced version of ParaZero’s proven SafeAir system, incorporating aircraft-grade technology, a newly developed airbag-based deployment mechanism, plug-and-play design, and multi-layered compliance with both U.S. and European aviation regulations.

“The launch of the SafeAir M4 marks a strategic milestone in ParaZero’s efforts to lead the global drone safety market,” added Boaz Shetzer, CEO of ParaZero. “As drone operations scale across sectors like infrastructure, logistics, defense, and public safety, the demand for certified, mission-ready safety solutions is only growing. With the SafeAir M4 we are reinforcing our role as a critical enabler of safe, compliant, and large-scale drone deployments worldwide.”

Key Features of SafeAir M4 Include:

●	Airbag-Driven Parachute Deployment for ultra-fast and reliable activation

●	Triple Sensor Redundancy for fail-safe accuracy

●	Zero Downtime with swappable parachute capsules

●	Autonomous Triggering System (ATS) with advanced failure-detection algorithm

●	Integrated Flight Termination System (FTS) – no drone modifications needed

●	Plug-and-Play Setup in under 2 minutes

●	Bluetooth & Wi-Fi OTA Updates and Built-in GPS for future Geo-fensing capabilities

●	Real-Time Telemetry on Remote Control with extended battery life

●	Comprehensive Compliance: ASTM F3322-22, Category 2 OOP without a waiver (DoC) (U.S.), MoC 2511/2512, and C5 + C6 classifications (Europe)

Expanding Capabilities with DJI Matrice 4

With full compatibility for the DJI Matrice 4, the SafeAir M4 provides a mission-ready safety solution for drone operations in inspection, infrastructure, logistics, defense, and emergency response—sectors where safety, uptime, and compliance are critical.

“The SafeAir M4 represents a technological breakthrough in drone safety,” said Yuval Gilad, Chief Product & Technology Officer at ParaZero. “With a new lightweight and ultra-durable design, operators benefit from maximum flight efficiency without compromising on safety. Our airbag-based deployment system—derived from automotive-grade technology—delivers faster and more reliable parachute activation than ever before. Combined with triple sensor redundancy, we are bringing aviation-grade reliability to every drone mission. We believe that the SafeAir M4 is not just an upgrade—it’s the new benchmark for operational safety, compliance, and performance in the global drone industry.”

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is an aerospace company focused on safety systems for commercial unmanned aerial systems and counter UAS systems. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses its efforts to lead the global drone safety market and how the demand for certified, mission-ready safety solutions is only growing . Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246